Filed Pursuant to Rule 253(g)(2)
File No. 024-11643

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 11 DATED March 7, 2022
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (the “Company”, “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update

Asset Update

Senior Mortgage Loan Payoff – 981 Howell Mill, LLC

On March 9, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $9,460,000, (the “HM Senior Loan”). The borrower, 981 Howell Mill, LLC, a Georgia limited liability company (“HM”), used the loan proceeds to acquire two parcels of land totaling approximately 100,000 square feet generally located at 981 Howell Mill Rd, Atlanta, GA 30318 (the “HM Property”). Details of this acquisition can be found here.

HM’s business plan was to apply for rezoning and obtain entitlement rights for approximately 500 multifamily units. HM successfully rezoned the site to high-density mixed use, which allows up to 450 rental units and two commercial towers for hotel, condominium and/or office uses.

On March 1, 2022, HM paid back the HM Senior Loan for the full amount of principal, plus interest, by refinancing the property with a bank loan. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 9.1%.